UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

International Bancshares Corporation

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

459044 103

(CUSIP Number)

Cary Plotkin Kavy, Esq.

Cox Smith Matthews Incorporated

112 E. Pecan Street, Suite 1800

San Antonio, Texas  78205

(210) 554-5500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 459044 103

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Antonio R. Sanchez, Jr.

2.	Check the Appropriate Box if the Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,261,244

	8.	Shared Voting Power 1,864,902

	9.	Sole Dispositive Power 10,261,244

	10.	Shared Dispositive Power 1,864,902

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,126,146

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.68%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 8 to Schedule 13D (the “Amended Statement”) relating to common stock, par value $1.00 per share, of International Bancshares Corporation is filed as an amendment to the original Schedule 13D, as amended, of Antonio R. Sanchez, Jr. (the “Statement”) and should be read in conjunction therewith.  The Statement is amended only to the extent provided herein.

Item 1.	Security and Issuer

This Amended Statement relates to the Common Stock, par value $1.00 per share (“Common Stock”), of International Bancshares Corporation, a Texas corporation (the “Issuer”).  The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas 78040.

Item 2.	Identity and Background

(a) This amended statement is being filed by Antonio R. Sanchez, Jr. (“Mr. Sanchez”).

(b) Mr. Sanchez’s business address is P.O. Box 2986, Laredo, Texas 78044-2986.

(c) Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

(d) During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Sanchez is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

No material changes.

Item 4.	Purpose of Transaction

On February 28, 2006, the Alicia M. Sanchez Charitable Lead Annuity Trust (of which Mr. Sanchez is Trustee) transferred, as a trust distribution, 76,979 shares of Common Stock to the Sanchez Family Foundation (of which Mr. Sanchez is a Director).

On February 28, 2006, the Estate of Alicia M. Sanchez, deceased (of which Mr. Sanchez is the Executor of the Estate) transferred, as an estate distribution, 1,953,614 shares of Common Stock to the Alicia M. Sanchez Charitable Lead Annuity Trust (of which Mr. Sanchez is Trustee).

On June 8, 2007, the Issuer paid a 10% stock dividend to shareholders of record as of May 21, 2007. As a result the number of shares beneficially owned by Mr. Sanchez increased accordingly.

On October 7, 2008, the Kelsey V. Stewart GRAT Remainder Trust (of which Mr. Sanchez is Co-Trustee) transferred, as a trust distribution, 475,202 shares of Common Stock to the KVS Two Investment Partnership, L.P. (the “KVS Partnership”).  Mr. Sanchez is a manager of the limited liability company that serves as the general partner of the KVS Partnership.

On October 7, 2008, the Richard A. Stewart GRAT Remainder Trust (of which Mr. Sanchez is Co-Trustee) transferred, as a trust distribution, 475,196 shares of Common Stock to the RAS Two Investment Partnership, L.P. (the “RAS Partnership”). Mr. Sanchez is a manager of the limited liability company that serves as the general partner of the RAS Partnership.

Since December 8, 2008, the 1988 Trust No. 1 (of which Mr. Sanchez is Trustee) has sold a total of 100,000 shares of Common Stock.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 8, 2008	13,332	$23.4234
December 9, 2008	11,090	21.9468
December 10, 2008	9,750	20.9148
December 11, 2008	9,125	20.6289
December 12, 2008	42,765	19.9198
December 15, 2008	13,938	19.6761

Since December 8, 2008, the 1988 Trust No. 2 (of which Mr. Sanchez is Trustee) has sold a total of 100,000 shares of Common Stock.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 8, 2008	13,332	$23.4234
December 9, 2008	11,090	21.9468
December 10, 2008	9,750	20.9148
December 11, 2008	9,125	20.6289
December 12, 2008	42,765	19.9198
December 15, 2008	13,938	19.6761

Since December 8, 2008, the 1988 Trust No. 3 (of which Mr. Sanchez is Trustee) has sold a total of 100,000 shares of Common Stock.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 8, 2008	13,332	$23.4234
December 9, 2008	11,090	21.9468
December 10, 2008	9,750	20.9148
December 11, 2008	9,125	20.6289
December 12, 2008	42,765	19.9198
December 15, 2008	13,938	19.6761

Since December 8, 2008, the 1988 Trust No. 4 (of which Mr. Sanchez is Trustee) has sold a total of 100,000 shares of Common Stock.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 8, 2008	13,332	$23.4234
December 9, 2008	11,090	21.9468
December 10, 2008	9,750	20.9148
December 11, 2008	9,125	20.6289
December 12, 2008	42,767	19.9198
December 15, 2008	13,936	19.6761

Since December 8, 2008, the A. R. Sanchez, Jr. GRAT Remainder Trust (of which Mr. Sanchez is Trustee) has sold a total of 213,350 shares of Common Stock.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 8, 2008	53,336	$23.4234
December 9, 2008	44,370	21.9468
December 10, 2008	39,000	20.9148
December 11, 2008	36,500	20.6289
December 12, 2008	42,144	19.9198

Since December 8, 2008, Mr. Sanchez has sold a total of 250,000 shares of Common Stock held directly by him.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 8, 2008	53,336	$23.4234
December 9, 2008	44,370	21.9468
December 10, 2008	39,000	20.9148
December 11, 2008	36,500	20.6289
December 12, 2008	76,794	19.9198

A description of Mr. Sanchez’s resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below.  The shares beneficially owned by Mr. Sanchez are held for investment purposes.

Item 5.	Interest in Securities of the Issuer

(a)           Mr. Sanchez beneficially owns an aggregate of 12,126,146 shares of Common Stock, which shares represent 17.68% of the outstanding Common Stock of the Issuer.  The current interest of Mr. Sanchez in the Common Stock of the Issuer is as follows:

Holder	Number of Shares	Percentage	Type of Beneficial Ownership
A.R. Sanchez, Jr.	2,699,556	3.94%	Direct
1988 Trust No. 1	616,240	0.90	Trustee
1988 Trust No. 2	616,240	0.90	Trustee
1988 Trust No. 3	616,240	0.90	Trustee
1988 Trust No. 4	616,240	0.90	Trustee
Santig, Ltd.	2,216,486	3.23	Through general partner
Sanchez Family Foundation	438,781	0.64	Director
RAS/KVS Trusts Investment Partnership L.P.	475,723	0.69	Through general partner
KVS Two Investment Partnership, L.P.	475,202	0.69	Through general partner

Holder	Number of Shares	Percentage	Type of Beneficial Ownership
RAS Two Investment Partnership, L.P.	475,196	0.69	Through general partner
Alicia M. Sanchez Charitable Lead Annuity Trust	2,848,835	4.15	Trustee
A.R. Sanchez, Jr. Non-Exempt Trust	31,407	0.05	Trustee

Total	12,126,146	17.68%

(b)           Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him.  Mr. Sanchez has sole power to vote the shares of Common Stock held by SANTIG, Ltd.  Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation, the RAS/KVS Trusts Investment Partnership L.P., the KVS Two Investment Partnership, L.P., the RAS Two Investment Partnership, L.P. and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

(c) During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions described in Item 4 above.

(d)           Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

(e) Not applicable.

The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

No material changes.

Item 7.	Material to be filed as Exhibits

None.

[Remainder of page intentionally left blank.]

Signature

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 8, 2009
Date
/s/ Antonio R. Sanchez, Jr.
Signature
ANTONIO R. SANCHEZ, JR.
Name/Title

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)